                                                                    EXHIBIT 99.1



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Healthdyne, Inc.:


We have audited the accompanying consolidated balance sheets of Healthdyne, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthdyne, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.




                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
March 1, 1996, except as to note 14,
     which is as of March 8, 1996

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                (Amounts in thousands, except per share amounts)



                                                              December 31,
                                                            ----------------
                            Assets                           1995     1994
                            ------                          -------  -------

    Current assets:
      Cash and cash equivalents (note 10)                   $ 7,577   14,700
      Short-term investments (note 10)                       28,271   29,816
      Trade accounts and notes receivable, less allowances
        of $8,372 and $6,146 at December 31, 1995 and
        1994, respectively                                   11,347   14,483
      Inventories                                               804      532
      Prepaid expenses and other current assets               5,469    4,279
      Deferred income taxes (note 7)                          1,027    1,027
      Assets held for disposition, net (note 2)                   -   33,785
                                                            -------  -------
              Total current assets                           54,495   98,622

    Property and equipment, net (note 3)                     12,056   12,449
    Excess of cost over net assets of businesses acquired,
      less accumulated amortization of $323 and $187 at
      December 31, 1995 and 1994, respectively (note 2)       4,966    3,260
    Intangible pension asset (note 9)                         1,993        -
    Other assets                                              2,531    2,604




                                                            -------  -------

                                                            $76,041  116,935
                                                            =======  =======



See accompanying notes to consolidated financial statements.

                                                                        December 31,
                                                                     ------------------
               Liabilities and Shareholders' Equity                    1995      1994
               ------------------------------------                  --------  --------

Current liabilities:
  Current installments of long-term debt (notes 2, 4, and 10)        $  1,142       715
  Accounts payable, principally trade                                   2,906     2,225
  Accrued liabilities (note 5)                                         12,335    12,802
                                                                     --------  --------
         Total current liabilities                                     16,383    15,742

Long-term debt, excluding current installments (notes 2, 4, and 10)     2,115     3,213
Accrued pension cost (note 9)                                           2,679         -
Other long-term liabilities                                             3,700     4,158
                                                                     --------  --------
         Total liabilities                                             24,877    23,113
                                                                     --------  --------

Minority interest                                                         656       558

Shareholders' equity (note 8):
  Preferred stock, $.01 par value.  Authorized 2,250
    shares; issued none                                                     -         -
  Common stock, $.01 par value.  Authorized 25,000 shares;
    issued and outstanding 16,597 shares and 15,277
    shares at December 31, 1995 and 1994, respectively                    166       153
  Additional paid-in capital                                           72,070   111,059
  Minimum pension liability (note 9)                                     (303)        -
  Accumulated deficit                                                 (21,425)  (17,948)
                                                                     --------  --------
         Total shareholders' equity                                    50,508    93,264

Commitments and contingencies (notes 2, 9, 11, and 12)
                                                                     --------  --------
                                                                     $ 76,041   116,935
                                                                     ========  ========

                      HEALTHDYNE, INC. AND SUBSIDIARIES

                  Consolidated Statements of Earnings (Loss)

               (Amounts in thousands, except per share amounts)


                                                          Years ended December 31,
                                                        ----------------------------
                                                          1995      1994      1993
                                                        --------  --------  --------
Revenues                                                $ 69,627    66,407    67,555
Cost of revenues                                          27,804    27,618    27,991
                                                        --------  --------  --------
        Gross profit                                      41,823    38,789    39,564

Selling and administrative expenses                       38,666    36,698    38,795
Provision for doubtful accounts                            4,088     5,368     7,044
Research and development expenses                            327       554       886
                                                        --------  --------  --------
        Operating loss                                    (1,258)   (3,831)   (7,161)

Interest income                                            2,093     1,173       119
Interest expense                                            (170)     (596)   (1,306)
Minority interest in net earnings of partnerships           (675)     (655)   (1,096)
Other expense, net                                           (63)      (77)     (998)
                                                        --------  --------  --------
        Loss from continuing operations
           before income tax benefit                         (73)   (3,986)  (10,442)

Income tax benefit (note 7)                                 (863)   (2,178)   (2,790)
                                                        --------  --------  --------
        Earnings (loss) from continuing operations           790    (1,808)   (7,652)
                                                        --------  --------  --------

Earnings (loss) from discontinued operations:
  Operating earnings (loss), net of income tax expense
    (benefit) of $736, $2,574, and $(3,096) in 1995,
    1994, and 1993, respectively                          (1,730)      647    10,794
  Gain on sale of subsidiary stock, net of income tax
    expense of $4,070 (note 6)                                 -         -     5,480
  Gain on disposal of subsidiary, net of income tax
    expense of $456 (note 2)                                   -    17,330         -
  Costs associated with distribution of ownership in
    subsidiaries (note 2)                                 (2,537)        -         -
                                                        --------  --------  --------
        Earnings (loss) from discontinued operations      (4,267)   17,977    16,274
                                                        --------  --------  --------

        Net earnings (loss)                             $ (3,477)   16,169     8,622
                                                        ========  ========  ========

Net earnings (loss) per common share and common
  share equivalent:
    Earnings (loss) from continuing operations          $    .05      (.12)     (.50)
    Earnings (loss) from discontinued operations            (.27)     1.17      1.07
                                                        --------  --------  --------
        Net earnings (loss)                             $   (.22)     1.05       .57
                                                        ========  ========  ========

Weighted average number of common shares and
  common share equivalents                                15,552    15,335    15,212
                                                        ========  ========  ========


See accompanying notes to consolidated financial statements.

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                Consolidated Statements of Shareholders' Equity

                       (Amounts and shares in thousands)



                                                           Common stock   Additional                Minimum       Total
                                                          --------------   paid-in    Accumulated   pension   shareholders'
                                                          Shares  Amount   capital      deficit    liability     equity
                                                          ------  ------   -------      -------    ---------     ------

Balance, December 31, 1992                                15,123    $151     110,282      (42,739)         -         67,694
Issuance of common stock:
  Exercise of options                                         14       -          72            -          -             72
  Employee Stock Purchase Plan                                55       1         302            -          -            303
Net earnings                                                   -       -           -        8,622          -          8,622
                                                          ------  ------  ----------  -----------  ---------  -------------
Balance, December 31, 1993                                15,192     152     110,656      (34,117)         -         76,691

Issuance of common stock:
  Exercise of options                                         49       1         253            -          -            254
  Employee Stock Purchase Plan                                36       -         190            -          -            190
Purchase of treasury stock by subsidiary                       -       -        (105)                                  (105)
Decrease in minority interest in subsidiary,  net of
  investment effect, resulting from purchase of
  treasury stock by subsidiary                                 -       -          38            -          -             38
Increase in investment in subsidiary, net of minority
  interest effect, resulting from exercise of subsidiary
  stock options                                                                   27                       -             27
Net earnings                                                   -       -           -       16,169          -         16,169
                                                          ------  ------  ----------  -----------  ---------  -------------

Balance, December 31, 1994                                15,277    $153     111,059      (17,948)         -         93,264
                                                          ======  ======  ==========  ===========  =========  =============


                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                Consolidated Statements of Shareholders' Equity

                       (Amounts and shares in thousands)




                                                            Common stock   Additional                Minimum        Total
                                                           --------------    paid-in    Accumulated   pension   shareholders'
                                                           Shares  Amount    capital      deficit    liability      equity
                                                           ------  ------    -------      -------    ---------      ------

Balance, December 31, 1994                                 15,277    $153     111,059     (17,948)         -          93,264
Issuance of common stock:
  Exercise of options                                       1,004      10       2,612           -          -           2,622
  Employee Stock Purchase Plan                                 50       1         222           -          -             223
  Conversion of subordinated debentures                       138       1         745           -          -             746
  Cashless exercise of warrants                                27       -           -           -          -               -
  Purchase of minority interest of partnerships               101       1         458           -          -             459
Distribution of ownership interest of 81% interest
  in Healthdyne Technologies, Inc.                              -       -     (25,480)          -          -         (25,480)
Distribution of ownership interest of 100% interest
  in Healthdyne Information Enterprises, Inc.                   -       -     (17,559)          -          -         (17,559)
Increase in investment in subsidiary, net of minority
  interest effect,  resulting from exercise of subsidiary
  stock options                                                 -       -          13           -          -              13
Minimum pension liability                                       -       -           -           -       (303)           (303)
Net loss                                                        -       -           -      (3,477)         -          (3,477)
                                                           ------    ----     -------      ------       ----         -------

Balance, December 31, 1995                                 16,597    $166      72,070     (21,425)      (303)         50,508
                                                           ======    ====     =======     =======       ====         =======



See accompanying notes to consolidated financial statements.

                      HEALTHDYNE, INC. AND SUBSIDIARIES

                    Consolidated Statements of Cash Flows

                            (Amounts in thousands)



                                                               Years ended December 31,
                                                             -----------------------------
                                                               1995      1994       1993
                                                             --------  ---------  --------
Cash flows from operating activities:
  Earnings (loss) from continuing operations                 $    790     (1,808)   (7,652)
  Adjustments to reconcile earnings (loss) from continuing
    operations to net cash provided by (used in) operating
    activities:
     Depreciation and amortization                              4,204      4,218     4,091
     Provision for doubtful accounts                            4,088      5,368     7,044
     Minority interest in net earnings of partnerships            675        655     1,096
     Unrealized (gain) loss on short-term investments            (562)       588         -
     Purchases of short-term investments                      (41,157)  (105,717)        -
     Sales of short-term investments                           43,264     75,313         -
     Deferred income taxes                                          -       (843)        -
  (Increase) decrease in:
    Trade accounts receivable                                    (952)       298    (5,211)
    Inventories                                                  (272)      (134)      585
    Refundable income taxes                                         -        295      (295)
    Other assets                                                 (117)     2,688     5,692
  Increase (decrease) in:
    Accounts payable                                              681        952    (1,298)
    Accrued and other liabilities                                (542)        93     4,021
    Discontinued operations, net                              (12,154)    (6,585)   (3,793)
                                                             --------  ---------  --------
        Net cash provided by (used in) operating activities    (2,054)   (24,619)    4,280
                                                             --------  ---------  --------
Cash flows from investing activities:
  Purchase of minority interest in partnerships                  (371)      (276)     (857)
  Acquisition of businesses, net of cash acquired                (300)         -         -
  Investment in affiliate                                      (1,000)         -         -
  Purchases of property and equipment                          (3,921)    (3,240)   (5,012)
  Proceeds from disposal of property and equipment                342          -         -
  Proceeds from sale of subsidiary                                  -     61,230         -
  Discontinued operations, net                                 (4,853)   (24,905)    2,873
                                                             --------   --------  --------
        Net cash provided by (used in) investing activities   (10,103)    32,809    (2,996)
                                                             --------   --------  --------



                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                             (Amounts in thousands)


                                                                  Years ended December 31,
                                                                ----------------------------
                                                                  1995      1994      1993
                                                                --------  --------  --------

Cash flows from financing activities:
  Borrowings under revolving credit agreement                   $      -     2,000    30,000
  Repayments under revolving credit agreement                          -   (13,000)  (37,000)
  Proceeds from issuance of long-term debt                           997     1,227     1,169
  Principal repayments of long-term debt
    and obligations under capital leases                          (1,730)     (623)   (1,354)
  Proceeds from issuance of common stock of Company
    and common stock of subsidiary                                 2,858       509       375
  Purchase of treasury stock by subsidiary                             -      (105)        -
  Capital contributions from minority interest in partnerships         -         -       270
  Distribution to minority interest in partnerships                 (577)     (953)   (1,732)
  Discontinued operations, net                                     3,486    13,840     3,296
                                                                --------  --------  --------
        Net cash provided by (used in) financing activities        5,034     2,895    (4,976)
                                                                --------  --------  --------

        Net increase (decrease) in cash and short-term
           investments                                            (7,123)   11,085    (3,692)

Cash and cash equivalents at beginning of year                    14,700     3,615     7,307
                                                                --------  --------  --------

Cash and cash equivalents at end of year                        $  7,577    14,700     3,615
                                                                ========  ========  ========

Supplemental disclosures of cash paid for:
  Interest                                                      $    281       363     1,293
                                                                ========  ========  ========

  Income taxes                                                  $     66     1,138       183
                                                                ========  ========  ========

Supplemental disclosure of noncash financing activity :
  Conversion of 8% convertible subordinated debentures          $    746         -         -
                                                                ========  ========  ========

  Increase in intangible asset resulting from minimum
    pension liability                                           $  1,993         -         -
                                                                ========  ========  ========

  Debt issued in connection with acquisition of minority
    interest in partnerships                                    $    712         -         -
                                                                ========  ========  ========

  Common stock issued in connection with acquisition
    of minority interest in partnerships                        $    459         -         -
                                                                ========  ========  ========

  See accompanying notes to consolidated financial statements.

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)

                       December 31, 1995, 1994, and 1993


(1)  Summary of Significant Accounting Policies

     (a)  Business

          During 1995, Healthdyne, Inc. (the "Company") provided a diversified line of home health care services and products through three major subsidiaries. Its previously 81%-owned Healthdyne Technologies, Inc. ("Technologies") subsidiary manufactures medical products for use in the home; its wholly owned Perinatal Services, Inc., doing business as Healthdyne Maternity Management ("HMM"), subsidiary provides home pregnancy monitoring and related home obstetrical care; and its previously wholly owned Healthdyne Information Enterprises, Inc. ("HIE") subsidiary provides clinical information systems and management services to physicians and other health care networks. Additionally, through March 1994, the Company owned a 68% interest in Home Nutritional Services, Inc. ("HNS"), a home infusion therapy provider (see note 2). In 1995, the Company distributed its ownership of Technologies and HIE to its shareholders (see note 2).

   (b)    Basis of Financial Statement Presentation

          The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and income and expenses for the period.

          The consolidated financial statements include the accounts of Healthdyne, Inc. and all of its majority owned subsidiaries and partnerships. All significant intercompany balances and transactions have been eliminated in consolidation. The results of operations of HNS, Technologies, and HIE are shown as discontinued operations for all years presented.

   (c)    Revenues and the Allowance for Uncollectible Accounts

          Revenues are derived from the pregnancy monitoring process, the infusion therapy process, and the rental of medical products. Revenues are recognized as the related services are rendered and are net of estimated contractual allowances. A significant portion of the Company's revenues are billed to third-party reimbursement sources. Accordingly, the ultimate collectibility of a substantial portion of the Company's trade accounts receivable is susceptible to changes in third-party reimbursement policies.

          A provision for doubtful accounts is made for revenues estimated to be uncollectible and is adjusted periodically based upon the Company's evaluation of current industry conditions, historical collection experience, and other relevant factors which, in the opinion of management, deserve recognition in estimating the allowance for uncollectible accounts.


                                                                     (Continued)

                      HEALTHDYNE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (Amounts in thousands, except share and per share amounts)


   (d) Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and interest-bearing deposits. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

   (e) Short-Term Investments

       Short-term investments consist of United States Government and municipal bonds. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. Under that statement, the Company classifies its short-term investments as trading securities with unrealized gains and losses included in earnings. Unrealized gains (losses) of $562 and $(588) are included in the consolidated statements of earnings (loss) for the years ended December 31, 1995 and 1994, respectively.

   (f) Inventories

       Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value).

   (g) Property and Equipment

       Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets ranging from five to 10 years. Amortization of leasehold improvements and leased equipment is recorded over the shorter of the lives of the related assets or the lease terms.

   (h) Excess of Cost Over Net Assets of Businesses Acquired

       The excess of cost over net assets of businesses acquired (goodwill) is being amortized using the straight-line method over periods ranging from 30 to 40 years. At each balance sheet date, the Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based upon projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.



                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


   (i) Income Taxes

       The Company accounts for income taxes using an asset and liability approach in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

       Investment and research and experimental tax credits are accounted for on the flow-through method.

   (j) Sales of Subsidiary Stock

       The Company has elected to record gains and losses from sales of subsidiary stock as a component of earnings.

   (k) Earnings (Loss) Per Share of Common Stock

       Primary earnings (loss) per common share and common share equivalent are based on the weighted average number of shares outstanding, common share equivalents derived from dilutive stock options and warrants, and an adjustment, if any, to reflect the dilutive stock options of HNS and Technologies. Fully diluted earnings per share are calculated taking into consideration the effect of convertible subordinated debentures and an adjustment, if any, to reflect the dilutive stock options of HNS and Technologies on a fully diluted basis. Fully diluted earnings per share are not significantly different from primary earnings per share.

   (l) Reclassifications

       Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to conform to presentations adopted in 1995.

(2) Acquisitions, Divestitures, and Discontinued Operations

    On November 6, 1995, the Company completed its distribution of its wholly owned subsidiary HIE to its shareholders of record on October 30, 1995 in a taxable distribution. On May 22, 1995, the Company distributed its 81% ownership of its subsidiary, Technologies, to the shareholders of record of Healthdyne on May 5, 1995 in a tax free distribution. As a result of these transactions, the Company's consolidated financial statements reflect the results of operations of HIE and Technologies as discontinued operations.



                                                                     (Continued)

                      HEALTHDYNE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (Amounts in thousands, except share and per share amounts)


    In August 1995, HMM acquired Gynesis, Inc., a Florida provider of obstetrical home care services, for $325 in cash. This acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. The acquisition resulted in excess of cost over net assets acquired of approximately $222. The pro forma effect on earnings for the periods prior to the acquisition are not significant.

    In March 1995, HMM acquired Atlanta Obstetrical Services and Norwell Obstetrical Services, two Georgia providers of obstetrical home care services, for approximately $125 in cash and short-term notes. The acquisitions were accounted for using the purchase method of accounting with the results of operations of the businesses acquired included from the effective date of the acquisitions. The acquisitions resulted in excess of cost over net assets acquired of approximately $78. The pro forma effect on earnings for the periods prior to the acquisitions are not significant.

    In February 1995, the Company converted a $250 note receivable from National Reproductive Medical Center, Inc. ("NRMC"), a California fertility clinic, into 14,280 shares of NRMC's Series C convertible preferred stock and acquired an additional 57,120 shares of NRMC's Series C convertible preferred stock for $1,000. Assuming a conversion ratio of preferred to common stock of 1:1, the 71,400 shares acquired constitute approximately 11.11% of the fully diluted common shares of NRMC. The Company has an option which expires July 8, 1996 to acquire 100% of the remaining outstanding common stock for approximately $15,000 in stock or cash.

    During 1995, HMM purchased the minority interest from other partners in four separate partnerships for approximately $142 in cash and $712 in short-term notes plus additional consideration based upon future cash receipts of one of the acquired partnerships through January 1, 1999. The acquisitions resulted in excess of cost over net assets acquired of approximately $854. The additional consideration, if any, will be recorded as additional excess of cost over net assets acquired.

    In March 1994, HNS entered into an Agreement and plan of merger and the Company entered into a Stock Purchase Agreement with W.R. Grace & Co. pursuant to which W.R. Grace & Co. purchased all of the outstanding shares of common stock of HNS for $7.85 per share in cash. The Company sold its 7,800,000 shares of HNS in the transaction. The sale resulted in cash proceeds to the Company of approximately $61,000 and an after-tax gain of approximately $17,330. As a result of this transaction, the Company has reclassified the results of operations of HNS for the years ended December 31, 1994 and 1993 as earnings (loss) from discontinued operations.

    During 1993, HMM purchased the minority interest from other partners in three separate partnerships. The total cash paid to the other partners was $857 plus additional consideration based upon future cash receipts of the acquired partnerships through June 30, 1995. The acquisitions resulted in excess of cost over net assets acquired of approximately $571. In 1995 and 1994, in accordance with the terms of the purchase agreements, and based upon cash receipts of the partnerships, additional consideration of $688 (cash of $229 and 101,000 shares of common stock of $459) and $279 (cash), respectively, was earned and paid, which was recorded as additional excess of cost over net assets acquired.



                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


(3)  Property and Equipment

     Property and equipment are summarized as follows:


                                                          December 31,
                                                        ---------------
                                                         1995     1994
                                                        -------  ------

     Rental assets                                      $18,886  16,334
     Machinery, equipment, and fixtures                  11,822  12,877
     Leasehold improvements                                 737     781
                                                        -------  ------
                                                         31,445  29,992
     Less accumulated depreciation and amortization      19,389  17,543
                                                        -------  ------

                                                        $12,056  12,449
                                                        =======  ======


(4) Long-Term Debt

    Long-term debt is summarized as follows:


                                                                December 31,
                                                               --------------
                                                                1995    1994
                                                               ------  ------

  Convertible subordinated debentures and note (net of
    discount of $164 and $261 at December 31, 1995 and
    1994, respectively); interest at 8% payable annually;
    maturing on December 31, 2001; convertible into the
    Company's common stock at $4.90 per share; redeemable
    by the Company at face value                               $1,301   2,029
  Unsecured promissory note issued in connection with buyout of minority partnership interest; interest at 9% payable
    annually; principal payable in five annual installments
    beginning August 1993                                         400     600
  Unsecured, noninterest-bearing obligation incurred in
    connection with buyout of minority partnership interest;
    payable $126 on June 30, 1996 and $335 on December 31,
    1996                                                          461       -
  Other debt; interest at rates ranging from approximately 6%
    to 10%; a portion secured by rental assets and other
    property; payable in monthly installments through 1999      1,095   1,299
                                                               ------  ------
        Total long-term debt                                    3,257   3,928

  Less current installments                                     1,142     715
                                                               ------  ------

        Long-term debt, excluding current installments         $2,115   3,213
                                                               ======  ======




                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


    Approximate aggregate minimum annual payments due on long-term debt for the five years subsequent to December 31, 1995 are as follows: 1996, $1,142; 1997, $376; 1998, $195; 1999, $243; 2000, none; and thereafter, $1,301.

(5) Accrued Liabilities

    Accrued liabilities are summarized as follows:


                                                      December 31,
                                                     ---------------
                                                      1995     1994
                                                     -------  ------

            Accrued salaries, wages, and incentives  $ 5,029   3,683
            Deferred rent expense                        457     956
            Other                                      6,849   8,163
                                                     -------  ------

                                                     $12,335  12,802
                                                     =======  ======


(6) Sale of Common Stock of Subsidiary

    In June 1993, Technologies, a wholly owned subsidiary of the Company, sold 1,753,750 shares of its unissued common stock in an initial public offering. Proceeds from the offering, net of underwriters' commissions and other expenses, were approximately $14,715 to Technologies. As a result of the offering, the Company's ownership percentage of Technologies was reduced to 81%. This transaction resulted in a net of tax gain of $5,480.

(7) Income Taxes

    The components of income tax benefit relating to continuing operations are as follows:


                                           Years ended December 31,
                                         ----------------------------
                                           1995      1994      1993
                                         --------  --------  --------

          Current expense (benefit):
            Federal                      $   (863)   (1,335)   (2,867)
            State                               -         -        77
                                         --------  --------  --------
                                             (863)   (1,335)   (2,790)
          Deferred benefit - Federal            -      (843)        -
                                         --------  --------  --------
               Total income tax benefit     $(863)   (2,178)   (2,790)
                                         ========  ========  ========


    Prior years' net operating losses in the amount of approximately $19,381 were utilized in 1994 to offset taxable income from discontinued operations for financial reporting purposes.


                                                                     (Continued)

                      HEALTHDYNE, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

          (Amounts in thousands, except share and per share amounts)


    Below is a reconciliation of the expected income tax benefit (based on the U.S. Federal statutory income tax rate of 35%) to the actual income tax expense from continuing operations:


                                                  Years ended December 31,
                                                ----------------------------
                                                  1995      1994      1993
                                                --------  --------  --------
    Computed expected income tax benefit         $  (26)   (1,395)   (3,655)
    Increase (decrease) resulting from:
      Losses in excess of allowable carrybacks        -         -       838
      Nontaxable municipal interest income         (608)     (420)        -
      Nondeductible expenses                        203       250       138
      Prior years' tax loss carryover utilized     (432)     (585)        -
      Other, net                                      -       (28)     (111)
                                                 ------  --------  --------
                                                 $ (863)   (2,178)   (2,790)
                                                 ======  ========  ========


    At December 31, 1995, the Company had the following estimated credit and operating loss carryforwards available for Federal income tax reporting purposes to be applied against future taxable income and tax liabilities:


                                                      Net
                    Year of    Investment   R&E    operating
                   expiration  tax credit  credit    loss
                   ----------  ----------  ------  ---------

                     1996      $        9       -          -
                     1997              84     260          -
                     1998              54     230          -
                     1999             113       -          -
                     2001               8       -          -
                     2005               -       -      2,257
                     2006               -       -      4,591
                     2008               -       -      2,947
                     2010               -       -      4,118
                               ----------  ------  ---------
                               $      268     490     13,913
                               ==========  ======  =========


    The net operating loss carryforward of $13,913 includes deductions of approximately $7,879 related to the exercise of stock options which will be credited to additional paid-in capital when recognized. The Company also has available alternative minimum tax (AMT) credit carryforwards of approximately $1,027 available to offset regular income tax, if any, in future years. The AMT credit carryforwards do not expire. The AMT net operating loss carryforward is approximately $7,929.


                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


    At December 31, 1995 and 1994, the Company had deferred tax assets of approximately $10,578 and $8,034, respectively, before valuation allowances of approximately $9,551 and $7,007, respectively. The valuation allowance is based on the likelihood that a substantial portion of the deferred tax asset will not be realized. The increase in the valuation allowance of $2,544 during 1995 was equal to the increase in the deferred asset.

    At December 31, 1995 and 1994, deferred income taxes consist of future tax benefits attributable to:


                                                            1995     1994
                                                          --------  -------

     Assets (liabilities):
      Allowance for doubtful accounts                     $  3,257    2,333
      Accruals and reserves not deducted for tax purposes    2,292    2,276
      Depreciation                                          (2,078)  (1,893)
      Net operating loss carryforwards                       5,412    3,541
      Credit carryforwards                                   1,695    1,777
                                                          --------  -------
           Total                                            10,578    8,034

     Less valuation allowance                                9,551    7,007
                                                          --------  -------

           Net deferred tax asset                         $  1,027    1,027
                                                          ========  =======

    The net deferred tax asset at December 31, 1995 and 1994 relates primarily to the Company's AMT credit carryforward. Management believes that the deferred tax asset will be realized by the reduction of future years' income tax for tax reporting purposes as the temporary differences reverse.


                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


(8)  Shareholders' Equity

      Stock Option Plans

      The Company maintains six stock option plans for the benefit of key employees and nonemployee directors. Terms of options granted under the plans are determined by the Stock Option Committee of the Board of Directors, subject to the terms of the respective plans. A summary of stock option transactions under these plans is shown below:


                                                             Option price
                                                 Shares       per share
                                                 ------       ---------
     Options outstanding at December 31, 1992    1,011,278
        Granted                                    741,250  $1.93  -  2.20
        Exercised                                  (13,748)   .87  -  1.79
        Canceled or expired                        (68,338)  1.42  -  6.24
                                               -----------

     Options outstanding at December 31, 1993    1,670,442
        Granted                                    808,000   1.65  -  2.36
        Exercised                                  (49,304)  1.41  -  2.16
        Canceled or expired                       (278,354)  1.42  -  7.30
                                               -----------

     Options outstanding at December 31, 1994    2,150,784
        Granted                                    559,894   2.66  -  9.15
        Exercised                               (1,102,013)  1.65  - 21.25
        Canceled or expired                       (101,614)  2.47  - 22.00
                                               -----------

     Options outstanding at December 31, 1995    1,507,051
                                               ===========

      Stock options exercisable pursuant to these plans were approximately 436,000 shares, 1,036,000 shares, and 690,000 shares at December 31, 1995, 1994, and 1993, respectively.

      Other

      In connection with a 1984 restructure of a revolving credit agreement, the Company issued warrants to purchase 210,000 shares of the Company's common stock at $1.70 per share (exercisable on March 1, 1986 and expiring on March 1, 1995) to certain lenders. In prior periods, 120,000 of these warrants were exercised. During 1995, the remaining 90,000 warrants were exercised in a cashless exercise resulting in the issuance of 27,000 shares of common stock.



                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


    In order to take advantage of certain changes in Georgia Corporation Code, in January 1993, the Company's Board of Directors approved a revised Rights Agreement dated February 26, 1993 pursuant to which a dividend distribution of one purchase right for each share of the Company's common stock outstanding as of March 1, 1993 was declared. If a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or announces a tender offer or exchange that would result in the acquisition of a beneficial ownership of 20% or more of the Company's outstanding common stock, the rights detach from the common stock and are distributed to shareholders as separate securities. Each right entitles its holder to purchase one one-hundredth of a share (a unit) of Series C Cumulative Preferred Stock, at a purchase price of $61 per unit. The rights, which do not have voting power, expire on March 1, 2003 unless previously distributed and may be redeemed by the Company in whole at a price of $.01 per right any time before and within 10 days after their distribution. If the Company is acquired in a merger or other business combination transaction, or 50% of its assets or earnings power are sold at any time after the rights become exercisable, the rights entitle a holder to buy a number of common shares of the acquiring company having a market value of twice the exercise price of the right. If a person acquires 20% of the Company's common stock or if a 15% or larger holder merges with the Company and the common stock is not changed or exchanged in such merger, or engages in self-dealing transactions with the Company, each right not owned by such holder becomes exercisable for the number of common shares of the Company having a market value of twice the exercise price of the right.

(9)  Employee Benefit Plans

    The Company maintains a 401(k) defined contribution plan for the benefit of its employees. The Company's obligation for contributions under the 401(k) plan is limited to the lesser of (i) one-half of each participant's contributions but not more than 2.5% of the participant's base salary or
    (ii) 20% of the Company's pretax earnings before consideration of this contribution. Discretionary Company contributions are allowed under the plan. Contributions to the plan for the years ended December 31, 1995, 1994, and 1993 were approximately $350, $194, and $205, respectively.

    The Company maintains an Employee Stock Purchase Plan (the "Purchase Plan") to encourage ownership of its common stock by employees. The Purchase Plan provides for the purchase of up to 500,000 shares of the Company's common stock by eligible employees of the Company and its subsidiaries. Under the Purchase Plan, the Company may conduct an offering each fiscal quarter of its common stock to eligible employees. The participants of the Purchase Plan can elect to purchase common stock at the lower of 85% of the fair market value per share on either the first or last business day of the quarter, limited to 10% of the employee's compensation. A participant immediately ceases to be a participant in the Purchase Plan upon termination of his or her employment for any reason. During 1995, 1994, and 1993, respectively, 50,200, 35,426, and 55,409 shares of common stock were issued under the Purchase Plan.



                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


    During 1995, the Company established a nonqualified defined benefit pension plan for the benefit of a certain select group of senior management. The benefits are based on the employee's compensation during the three calendar years in which the individual's base salary is the highest and actual years of service. At December 31, 1995, the plan is unfunded. Management has not determined whether and when the plan will be funded in future periods.

    The following table sets forth the plan's funded status at December 31, 1995:


     Actuarial present value of accumulated benefit obligation,
       including vested benefit of $2,679                          $ 2,679
                                                                   =======

     Projected benefit obligation for service rendered to date     $ 3,113
     Plan assets at fair value                                           -
                                                                   -------
     Projected benefit obligation in excess of plan assets           3,113

     Unrecognized net loss from past experience different from
       that assumed and effects of changes in assumptions             (737)
     Prior service cost not yet recognized in net periodic
       pension cost                                                 (1,993)
     Additional liability                                            2,296
                                                                   -------

     Accrued pension cost                                          $ 2,679
                                                                   =======

     Net pension cost for 1995 included the following components:

       Service cost                                                    $88
       Interest cost on projected benefit obligation                   160
       Net amortization and deferral                                   135
                                                                   -------

       Net periodic pension cost                                   $   383
                                                                   =======


    The weighted average assumed discount rate used to measure the accumulated and projected benefit obligations was 7.0%. The weighted average rate of compensation increase was 5.0%.

(10)Fair Value of Financial Instruments

    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.


                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


        (a)  Cash and Short-Term Investments

             The carrying amount approximates fair value because of the short maturity of these instruments or because they are marked to market.

        (b)  Long-Term Debt

             The fair value of the Company's long-term debt is estimated based on the Company's incremental borrowing rate.

    The estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 are as follows:


                                           1995               1994
                                     -----------------  -----------------
                                     Carrying   Fair    Carrying   Fair
                                      amount    value    amount    value
                                     --------  -------  --------  -------

       Cash and cash equivalents     $ 7,577    7,577    14,700   14,700
       Short-term investments         28,271   28,271    29,816   29,816
       Long-term debt:
         Subordinated debentures      (1,301)  (1,664)   (2,029)  (2,367)
         Promissory notes               (400)    (445)     (600)    (635)
         Other long-term borrowings   (1,556)  (1,637)   (1,299)  (1,263)


(11)Commitments

    The Company is committed under noncancelable operating lease agreements for facilities and equipment. The future minimum annual lease payments under these leases for the next five years and in the aggregate are summarized as follows:



       Years ending December 31,
       -------------------------
                          1996                 $3,096
                          1997                    981
                          1998                    238
                          1999 and thereafter       -
                                               ------
                                               $4,315
                                               ======

    Rental expense for cancelable and noncancelable leases was approximately $2,567, $2,551, and $2,452 for the years ended December 31, 1995, 1994, and
    1993, respectively.


                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


(12)Contingencies

    The Company and its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based in part on the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated balance sheet, results of operations, or liquidity.

    A complaint was filed on February 1, 1995 by The Lindner Fund, Inc. in the Eastern District of Missouri against the Company and its former subsidiary HNS alleging that The Lindner Fund would not have sold its investment in HNS on February 8, 1994 had the Company and HNS disclosed the potential sale of HNS. Damages have been requested in the amount of $1,051, representing the aggregate difference between the price received upon the sale of such stock by The Lindner Fund and the $7.85 per share price paid by W. R. Grace & Co. on April 6, 1994 for HNS. The Company has denied the allegations set forth in the complaint and is currently defending the matter vigorously.

    HMM has entered into several partnership agreements which contain provisions which would require them to purchase the other partners' interest upon the occurrence of certain events, principally a change in law that prohibits the type of structure that these partnerships utilize.
    These buyout provisions generally provide for a predetermined formula to establish the purchase price, with payout of the purchase price over a period of five years. If all of these buyouts had been required at December 31, 1995, the Company's liability would have been approximately $1,200.



                                                                     (Continued)

                       HEALTHDYNE, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

           (Amounts in thousands, except share and per share amounts)


(13)Quarterly Financial Information - Unaudited

    Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended December 31, 1995 and 1994.


                                                                 Quarter
                                                             ----------------
                                                     Fourth   Third   Second    First
                                                     ------  -------  -------  -------
1995:
  Revenues                                        $  17,692   17,732   17,184   17,019
  Gross profit                                       11,168   10,666   10,106    9,883
  Earnings from continuing operations                   340       25      113      312
  Earnings (loss) from discontinued operations            -   (2,921)  (1,697)     351
  Net earnings (loss) per common share
   and common share equivalent:
     Earnings (loss) from continuing operations         .02        -      .01      .02
     Earnings (loss) from discontinued operations         -     (.19)    (.11)     .02

1994:
  Revenues                                           17,305   17,183   16,486   15,433
  Gross profit                                       10,064    9,956    9,923    8,846
  Earnings (loss) from continuing operations            (13)      42     (659)  (1,178)
  Earnings (loss) from discontinued operations         (655)     688   18,721     (777)
  Net earnings (loss) per common share
   and common share equivalent:
     Earnings (loss) from continuing operations           -        -     (.04)    (.08)
     Earnings (loss) from discontinued operations      (.04)     .05     1.22     (.05)


(14) Subsequent Events

    On March 8, 1996, Tokos Medical Corporation ("Tokos") and the Company merged with and into Matria Healthcare, Inc. ("Matria"), a Delaware corporation created solely for the purpose of the merger. Pursuant to the terms of the Agreement and Plan of Merger, dated October 2, 1995, as amended, each share of common stock outstanding on March 8, 1996 of Tokos and the Company was exchanged fro one share of Matria common stock. The Merger will be accounted for using the purchase method of accounting and Tokos will be deemed to be the acquirer since its shareholders received approximately 51% of the newly issued shares of Matria common stock.

    In January 1996, HMM completed the buyouts of three partnerships located in Texas and Florida. The total consideration paid for these partnerships was $1,046 in cash and notes payable. The excess of cost over net assets acquired approximated the amount paid for these partnerships.